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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G
                                 (Rule 13d-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934

                          DataTrak International, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    238134100
                                 (CUSIP Number)

                                 August 28, 2008
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [     ]   Rule 13d-1(b)
  [  X  ]   Rule 13d-1(c)
  [     ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 238134100

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

            Potomac Capital Management LLC
            13-3984298

     2.     Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)     [     ]
            (b)     [     ]

     3.     SEC Use Only

     4.     Citizenship or Place of Organization

            New York

Number of          5.   Sole Voting Power
Shares                  441,910
Beneficially
Owned by           6.   Shared Voting Power
Each                    0
Reporting
Person With        7.   Sole Dispositive Power
                        441,910

                   8.   Shared Dispositive Power
                        0

     9.     Aggregate Amount Beneficially Owned by Each Reporting Person

            The Reporting Persons own an aggregate of 441,910 shares consisting of 412,372 shares of common stock and warrants to purchase 29,538 shares of common stock.

     10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions)  [     ]

     11.    Percent of Class Represented by Amount in Row (9)

            3.2%(1)

     12.    Type of Reporting Person (See Instructions)

            HC; OO (Limited Liability Company)

____________
(1) Based on 13,716,901 shares of common stock of DataTrak International Inc. outstanding as of July 31, 2008, and warrants to purchase 29,538 shares of common stock.

CUSIP No. 238134100

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

            Potomac Capital Management Inc.
            13-3984786

     2.     Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)     [     ]
            (b)     [     ]

     3.     SEC Use Only

     4.     Citizenship or Place of Organization

              Delaware

Number of          5.   Sole Voting Power
Shares                  591,567
Beneficially
Owned by           6.   Shared Voting Power
Each                    0
Reporting
Person With        7.   Sole Dispositive Power
                        591,567

                   8.   Shared Dispositive Power
                        0

     9.     Aggregate Amount Beneficially Owned by Each Reporting Person

            The Reporting Persons own an aggregate of 591,567shares consisting of 559,567 shares of common stock and warrants to purchase 32,000 shares of common stock.

     10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions)  [     ]

     11.    Percent of Class Represented by Amount in Row (9)

            4.3%(2)

     12.    Type of Reporting Person (See Instructions)

            HC; CO

____________
(2) Based on 13,716,901 shares of common stock of DataTrak International Inc. outstanding as of July 31, 2008, and warrants to purchase 32,000 shares of common stock.

CUSIP No. 238134100

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

            Paul J. Solit

     2.     Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)     [     ]
            (b)     [     ]

     3.     SEC Use Only

     4.     Citizenship or Place of Organization
            U.S.

Number of          5.   Sole Voting Power
Shares                  4,000
Beneficially
Owned by           6.   Shared Voting Power
Each                    1,033,477
Reporting
Person With        7.   Sole Dispositive Power
                        4,000

                   8.   Shared Dispositive Power
                        1,033,477

     9.     Aggregate Amount Beneficially Owned by Each Reporting Person

            The Reporting Persons own an aggregate of 1,037,477 shares consisting of 975,939 shares of common stock and warrants to purchase 61,538 shares of common stock.

     10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions)  [     ]

     11.    Percent of Class Represented by Amount in Row (9)

            7.5%(3)

     12.    Type of Reporting Person (See Instructions)

            IN; HC

____________
(3) Based on 13,716,901 shares of common stock of DataTrak International Inc. outstanding as of July 31, 2008, and warrants to purchase 61,538 shares of common stock.

Item 1.
           (a)   Name of Issuer
                 DataTrak International, Inc.

           (b)   Address of Issuer's Principal Executive Offices
                 6150 Parkland Boulevard,
                 Mayfield Hts., Ohio 44124

Item 2.
           (a)   Name of Person Filing
                 This statement is being filed by
                 (i) Potomac Capital Management LLC;
                 (ii) Potomac Capital Management Inc.; and
                 (iii) Paul J. Solit

           (b)   Address of Principal Business Office or, if none, Residence
                 (i), (ii), and (iii)
                 825 Third Avenue, 33rd Floor
                 New York, New York 10022

           (c)   Citizenship
                 (i) New York
                 (ii) Delaware
                 (iii) U.S.

           (d)   Title of Class of Securities
                 Common Stock

           (e)   CUSIP Number
                 238134100

Item 3.    Not Applicable

Item 4.      Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Potomac Capital Management LLC
             (a)  Amount beneficially owned:
                  441,910
             (b)  Percent of class:
                  3.2%
             (c)  Number of shares as to which the person has:
                  (i)   Sole power to vote or to direct the vote
                        441,910
                  (ii)  Shared power to vote or to direct the vote
                        0
                  (iii) Sole power to dispose or to direct the disposition of
                        441,910
                  (iv)  Shared power to dispose or to direct the disposition of
                        0

Potomac Capital Management Inc.
            (a)   Amount beneficially owned:
                  591,567
            (b)   Percent of class:
                  4.3%
            (c)   Number of shares as to which the person has:
                  (i)   Sole power to vote or to direct the vote:
                        591,567
                  (ii)  Shared power to vote or to direct the vote:
                        0
                  (iii) Sole power to dispose or to direct the disposition of:
                        591,567
                  (iv)  Shared power to dispose or to direct the disposition of:
                        0

Paul J. Solit
            (a) Amount beneficially owned:
                1,037,477
            (b) Percent of class:
                7.5%
            (c) Number of shares as to which the person has:
                (i)   Sole power to vote or to direct the vote:
                      4,000
                (ii) Shared power to vote or to direct the vote:
                     1,033,477
                (iii) Sole power to dispose or to direct the disposition of:
                      4,000
                (iv) Shared power to dispose or to direct the disposition of:
                     1,033,477

Item 5.      Ownership of Five Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]


Item 6. Ownership of More than Five Percent on Behalf of Another Person Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
             Holding Company or Control Person
             See Exhibit A attached hereto.

Item 8.      Identification and Classification of Members of the Group
             Not Applicable.

Item 9.      Notice of Dissolution of Group
             Not Applicable.

Item 10.     Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 2nd  day of September, 2008

                                          POTOMAC CAPITAL MANAGEMENT LLC

                                          By:   /s/      Paul J. Solit
                                                -----------------------
                                                Paul J. Solit, Managing Member

                                          POTOMAC CAPITAL MANAGEMENT INC.

                                          By:   /s/     Paul J. Solit
                                                ---------------------
                                                Paul J. Solit, President

                                          PAUL J. SOLIT

                                          By:   /s/ Paul J. Solit
                                                ---------------------
                                                Paul J. Solit

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G:

Exhibit A     Identification of entities which acquired the shares which are the subject of this report on Schedule 13G.

Exhibit B     Joint Filing Agreement dated September 2, 2008 among Potomac
              Capital Management LLC, Potomac Capital Management, Inc. and
              Paul J. Solit